                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K



(Mark One)

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                       OR


[   ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934

                 For the transition period from ____________ to ____________


                         Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 BFI Employee Stock Ownership and Savings Plan (the "Plan")



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Browning-Ferris Industries, Inc.,
                 a Delaware corporation
                 757 N. Eldridge
                 Houston, Texas  77079

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1997

                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


-----------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                        1996             1995
                                   -------------     ------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-Ferris
      Industries, Inc.              $100,451,500     $100,499,553
    Equity investment funds          141,433,700      111,841,460
    Other investments                  2,452,695        2,159,729
                                    ------------     ------------
                                     244,337,895      214,500,742
                                    ------------     ------------

  Investments, at contract value -
    Guaranteed investment contracts   52,011,824       46,497,123
    Other investment contracts         5,095,160        5,107,006
                                    ------------     ------------
                                      57,106,984       51,604,129
                                    ------------     ------------
                                     301,444,879      266,104,871
                                    ------------     ------------
  Receivables -
    Employer contribution              1,361,386          983,793
    Employee contributions             3,935,981        2,867,186
    Dividends receivable                 646,552          580,392
                                    ------------     ------------
                                       5,943,919        4,431,371
                                    ------------     ------------
                                     307,388,798      270,536,242
                                    ------------     ------------

LIABILITIES:
  Accrued expenses                        92,576           68,828
  Distributions payable                  144,884               --
                                    ------------     ------------
                                         237,460           68,828
                                    ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS   $307,151,338     $270,467,414
                                    ============     ============















The accompanying notes are an integral part of these financial statements.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

---------------------------------------------------------------------
                                     For the Years Ended December 31,
                                     --------------------------------
                                         1996                1995
                                     ------------        ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments         $  1,500,373        $ 21,554,215
      Interest income                   3,592,632           3,316,942
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                2,489,968           2,257,672
      Dividends and gain
        distributions on equity
        investment funds                6,501,077           5,001,087
                                     ------------        ------------
                                       14,084,050          32,129,916
                                     ------------        ------------

    Contributions -
      Employer                         12,239,687          10,886,898
      Employee                         36,238,952          33,826,941
                                     ------------        ------------
                                       48,478,639          44,713,839
                                     ------------        ------------
        Total additions                62,562,689          76,843,755
                                     ------------        ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants      25,590,156          21,064,025
    Administrative expenses               288,609             241,642
                                     ------------        ------------
      Total deductions                 25,878,765          21,305,667
                                     ------------        ------------

      Net increase                     36,683,924          55,538,088

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                   270,467,414         214,929,326
                                     ------------        ------------
  End of year                        $307,151,338        $270,467,414
                                     ============        ============





The accompanying notes are an integral part of these financial statements.

                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

(1)  Description of the Plan -

     Organization and administration -

     Browning-Ferris Industries, Inc. ("the Company") established the BFI Employee Stock Ownership and Savings Plan ("the Plan") effective January 1, 1980. The Plan is a defined contribution plan covering all United States and certain expatriate personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Management of the Plan is provided by the Benefits Administration Committee ("the Plan Administrator"), which is currently composed of six members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other costs associated with internal administration are paid by the Company and are not charged to the Plan. Fidelity Management Trust Company ("Fidelity") is the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993.

    Amendments -

    During 1996, the Plan was amended to (i) allow participants who have reached age 55 to transfer the total balance associated with the Company's matching contributions from BFI Common Stock to other funds, and (ii) allow participants who have reached age 65 and continue to be employed by the Company to receive distributions from their account. There were no other significant amendments to the Plan during the period January 1, 1995 through December 31, 1996.

     Investment programs -

     The following details the investment options available to each Plan participant:

     Fund 1     Fixed Income Fund
     Fund 2     Fidelity Balanced Fund
     Fund 3     Fidelity Growth and Income Portfolio
     Fund 4     Fidelity Growth Company Fund
     Fund 5     BFI Common Stock

     Participants may currently invest their contributions in any or all of the five funds in increments of five percent; however, no more than twenty-five percent of a participant's contributions can be invested in Fund 5. A participant may contribute up to five percent of his total earnings as a "Basic Contribution" and up to an additional ten percent as a "Supplemental Contribution" subject to Internal Revenue Service ("IRS") limitations. The Company's matching contributions (defined as fifty percent of the Basic Contribution subject to IRS limitations) are invested in Fund 5.

     Participants can change the allocation of their savings contributions in these five funds not more than once monthly, or they can discontinue, increase, or decrease their savings participation rate within the 1 to 15 percent contribution levels permitted by the Plan, by giving at least thirty (30) days written notice, prior to the end of a calendar quarter. During 1996, the Plan was amended to allow participants who have reached age 55 to transfer the total balance associated with the Company's matching contributions from BFI Common Stock to other funds.

     Participant accounts -

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund. Administrative expenses are allocated equally to each participant.

     Vesting -

     Participants are fully vested in all amounts reflected in their accounts.

     Distribution of benefits -

     Benefits are payable to participants or to a designated beneficiary only at the time of their retirement, death or termination of employment. During 1996, the Plan was amended to allow participants who have reached age 65 and continue to be employed by the Company to receive distributions from their account. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals.

     Distribution of a participant's account balance depends largely on the value of the account and the fund from which the distribution is paid. If the account balance is $3,500 or less, the distribution is lump-sum cash. If the account balance is greater than $3,500, the participant has the option to defer receipt in accordance with the Plan or take a lump-sum cash payment. In either case, with certain requirements, the participant may elect to roll all or a portion of such distribution to a qualified retirement plan. In addition, Funds 1 through 4 are distributed in cash only, and are based on the account balances as of the date the distribution is processed. For Fund 5, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or in a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash is used to determine the amount of the distribution. The amount allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan for the Plan years ended December 31, 1996 and 1995 was less than 2% of net assets available for benefits for each of the two years.

     The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each participant shall be paid after payment of all appropriate expenses.

(2)  Summary of significant accounting policies -

     The assets of the Plan are reflected at quoted market value, if available. Investments that have no quoted market price are shown at cost which approximates estimated market value. Investments in guaranteed and other investment contracts are reported at contract value.

     The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

(3)  Guaranteed and other investment contracts -

     Investments in guaranteed and other investment contracts are fully benefit-responsive, and therefore, are reported at contract value which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate (the crediting interest rate), less payments received and contract charges by the insurance company. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants under terms of the ongoing Plan. The estimated fair value of these investments was $57,684,416 and $53,254,053 as of December 31, 1996 and 1995, respectively. The crediting interest rate for the guaranteed investment contracts is established at the time of the purchase of the contract and does not vary throughout the duration of the contract. The crediting interest rate of the other investment contracts is reset on a quarterly basis based upon the terms of the contract and the performance of the underlying assets; however, the minimum crediting interest rate is zero under these contracts. As of December 31, 1996 and 1995, the crediting interest rate for the Fixed Income Fund was 6.30% and 6.46%, respectively. The average yields of this fund were 6.58% and 6.76% for the years ended December 31, 1996 and 1995, respectively. There are limitations on returns of certain of the guaranteed and other investment contracts upon certain changes to the Plan's provisions or upon the termination or partial termination of the investment contracts by the Company or Fidelity.

(4)  Federal income taxes -

     The Plan obtained its latest determination letter on November 13, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRS Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS Code and that the Plan is qualified and the related trust is tax-exempt. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.

(5)  Investments -

     Investments that represent 5% or more of the Plan's net assets are separately identified in the following table.

                      -------------------------------------------------
                         December 31, 1996         December 31, 1995
                      -------------------------------------------------
                      Number of                  Number of
                       Shares     Fair Value/     Shares   Fair Value/
                         or        Contract         or      Contract
                        Units       Value          Units     Value
                      -----------------------   -----------------------
Common Stock of
  Browning-Ferris
  Industries, Inc.    3,826,724  $100,451,500   3,421,261  $100,499,553
                                 ------------              ------------
Equity Investment Funds -
  Fidelity Growth
   and Income
   Portfolio          1,949,856    59,919,075   1,657,124    44,825,201
  Fidelity Balanced
   Fund               2,270,275    31,965,474   2,169,317    29,329,172
  Fidelity Growth
   Company Fund       1,224,645    49,549,151   1,038,498    37,687,087
                                 ------------              ------------
                                  141,433,700               111,841,460
                                 ------------              ------------
Short Term Investment
 Funds                              2,452,695                 2,159,729
                                 ------------              ------------
Guaranteed Investment
  Contracts                        52,011,824                46,497,123
                                 ------------              ------------
Other Investment Contracts          5,095,160                 5,107,006
                                 ------------              ------------
       Total                     $301,444,879              $266,104,871
                                 ============              ============

     During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                        -----------------------------
                                            1996              1995
                                        ------------      -----------

Common Stock of Browning-Ferris
Industries, Inc.                        $(11,190,841)     $ 2,274,127

Equity Investment Funds                   12,691,214       19,280,088
                                        ------------      -----------
    Net Appreciation                    $  1,500,373      $21,554,215
                                        ============      ===========



(6)  Allocation to investment programs -

     The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                               DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                 Fund 3
                                     Fund 1       Fund 2        Fidelity
                                     Fixed       Fidelity      Growth and
                                     Income      Balanced        Income
                                      Fund         Fund        Portfolio
----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    31,965,474    59,919,075
    Other investments               2,452,695            --            --
                                  -----------   -----------   -----------
                                    2,452,695    31,965,474    59,919,075
                                  -----------   -----------   -----------
  Investments, at contract value -
    Guaranteed investment
      contracts                    52,011,824            --            --
    Other investment contracts      5,095,160            --            --
                                  -----------   -----------   -----------
                                   57,106,984            --            --
                                  -----------   -----------   -----------
                                   59,559,679    31,965,474    59,919,075
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            927,722       540,550       928,916
    Dividends receivable                   --            --            --
                                  -----------   -----------   -----------
                                      927,722       540,550       928,916
                                  -----------   -----------   -----------
                                   60,487,401    32,506,024    60,847,991
                                  -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                     59,351        13,673        12,765
  Distributions payable                22,806        17,125        49,984
                                  -----------   -----------   -----------
                                       82,157        30,798        62,749
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $60,405,244   $32,475,226   $60,785,242
                                  ===========   ===========   ===========


(Remaining Funds and Total on following page.)

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                         DECEMBER 31, 1996 (Continued)
--------------------------------------------------------------------------------

                                        Fund 4
                                       Fidelity      Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund       Stock (A)        Total
--------------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.        $        --   $100,451,500   $100,451,500
    Equity investment funds           49,549,151             --    141,433,700
    Other investments                         --             --      2,452,695
                                     -----------   ------------   ------------
                                      49,549,151    100,451,500    244,337,895
                                     -----------   ------------   ------------
  Investments, at contract value -
    Guaranteed investment
      contracts                               --             --     52,011,824
    Other investment contracts                --             --      5,095,160
                                     -----------   ------------   ------------
                                              --             --     57,106,984
                                     -----------   ------------   ------------
                                      49,549,151    100,451,500    301,444,879
                                     -----------   ------------   ------------
  Receivables -
    Employer contribution                     --      1,361,386      1,361,386
    Employee contributions               913,790        625,003      3,935,981
    Dividends receivable                      --        646,552        646,552
                                     -----------   ------------   ------------
                                         913,790      2,632,941      5,943,919
                                     -----------   ------------   ------------
                                      50,462,941    103,084,441    307,388,798
                                     -----------   ------------   ------------
LIABILITIES:
  Accrued expenses                         4,363          2,424         92,576
  Distributions payable                   39,089         15,880        144,884
                                     -----------   ------------   ------------
                                          43,452         18,304        237,460
                                     -----------   ------------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $50,419,489   $103,066,137   $307,151,338
                                     ===========   ============   ============





((A) on following page)

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                           DECEMBER 31, 1996 (Continued)
--------------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ASSETS:
  Common stock of Browning-
    Ferris Industries, Inc.       $34,195,464   $66,256,036   $100,451,500
  Contributions receivable            625,003     1,361,386      1,986,389
  Dividends receivable                220,391       426,161        646,552
                                  -----------   -----------   ------------
                                   35,040,858    68,043,583    103,084,441
                                  -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                      2,424            --         2,424
  Distributions payable                15,880            --        15,880
                                  -----------   -----------   -----------
                                       18,304            --        18,304
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
  BENEFITS (Fund 5)               $35,022,554   $68,043,583   $103,066,137
                                  ===========   ===========   ============

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                               DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                    Fund 3
                                        Fund 1       Fund 2        Fidelity
                                        Fixed       Fidelity      Growth and
                                        Income      Balanced        Income
                                         Fund         Fund        Portfolio
-------------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.        $        --   $        --   $        --
    Equity investment funds                   --    29,329,172    44,825,201
    Other investments                  2,159,729            --            --
                                     -----------   -----------   -----------
                                       2,159,729    29,329,172    44,825,201
                                     -----------   -----------   -----------
  Investments, at contract value -
    Guaranteed investment
      contracts                       46,497,123            --            --
    Other investment contracts         5,107,006            --            --
                                     -----------   -----------   -----------
                                      51,604,129            --            --
                                     -----------   -----------   -----------
                                      53,763,858    29,329,172    44,825,201
                                     -----------   -----------   -----------
  Receivables -
    Employer contribution                     --            --            --
    Employee contributions               679,067       418,867       646,352
    Dividends receivable                      --            --            --
                                     -----------   -----------   -----------
                                         679,067       418,867       646,352
                                     -----------   -----------   -----------
                                      54,442,925    29,748,039    45,471,553
                                     -----------   -----------   -----------
LIABILITIES:
  Accrued expenses                        54,644         6,471         4,969
                                     -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                          $54,388,281   $29,741,568   $45,466,584
                                     ===========   ===========   ===========





(Remaining Funds and Total on following page.)

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                         DECEMBER 31, 1995 (Continued)
--------------------------------------------------------------------------------

                                       Fund 4
                                      Fidelity        Fund 5
                                       Growth          BFI
                                      Company         Common
                                        Fund          Stock (A)     Total
-------------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.        $        --   $100,499,553   $100,499,553
    Equity investment funds           37,687,087             --    111,841,460
    Other investments                         --             --      2,159,729
                                     -----------   ------------   ------------
                                      37,687,087    100,499,553    214,500,742
                                     -----------   ------------   ------------
  Investments, at contract value -
    Guaranteed investment
      contracts                               --             --     46,497,123
    Other investment contracts                --             --      5,107,006
                                     -----------   ------------   ------------
                                              --             --     51,604,129
                                     -----------   ------------   ------------
                                      37,687,087    100,499,553    266,104,871
                                     -----------   ------------   ------------
  Receivables -
    Employer contribution                     --        983,793        983,793
    Employee contributions               637,578        485,322      2,867,186
    Dividends receivable                      --        580,392        580,392
                                     -----------   ------------   ------------
                                         637,578      2,049,507      4,431,371
                                     -----------   ------------   ------------
                                      38,324,665    102,549,060    270,536,242
                                     -----------   ------------   ------------


LIABILITIES:
  Accrued expenses                         1,784            960         68,828
                                     -----------   ------------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                          $38,322,881   $102,548,100   $270,467,414
                                     ===========   ============   ============





((A) on following page)

--------------------------------------------------------------------------------
     ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                         DECEMBER 31, 1995 (Continued)
--------------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Net Assets Available for Benefits of Fund 5:

                                                   Non
                                 Participant-  Participant-
                                   Directed      Directed       Total
                                 ------------  ------------  ------------
ASSETS:
  Common stock of Browning-
    Ferris Industries, Inc.      $34,899,622   $65,599,931   $100,499,553
  Contributions receivable           485,322       983,793      1,469,115
  Dividends receivable               202,075       378,317        580,392
                                 -----------   -----------   ------------
                                  35,587,019    66,962,041    102,549,060
                                 -----------   -----------   ------------
LIABILITIES:
  Accrued expenses                       960            --            960
                                 -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS (Fund 5)              $35,586,059   $66,962,041   $102,548,100
                                 ===========   ===========   ============

--------------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                     Fund 3
                                          Fund 1         Fund 2       Fidelity
                                          Fixed        Fidelity     Growth and
                                          Income       Balanced       Income
                                           Fund          Fund       Portfolio
--------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments          $        --   $ 1,307,023     $ 6,774,993
      Interest income                   3,592,632            --              --
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                       --            --              --
      Dividends & gain distributions
        on equity investments                  --     1,425,165       2,916,806
                                      -----------   -----------     -----------
                                        3,592,632     2,732,188       9,691,799
                                      -----------   -----------     -----------
    Contributions -
      Employer                                 --            --              --
      Employee                          9,294,417     5,159,783       8,058,088
                                      -----------   -----------     -----------
                                        9,294,417     5,159,783       8,058,088
                                      -----------   -----------     -----------
        Total additions                12,887,049     7,891,971      17,749,887
                                      -----------   -----------     -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                      5,939,524     3,176,481       4,583,738
    Administrative expenses               176,966        44,094          40,544
                                      -----------   -----------     -----------
        Total deductions                6,116,490     3,220,575       4,624,282
                                      -----------   -----------     -----------
TRANSFERS BETWEEN FUNDS                  (753,596)   (1,937,738)      2,193,053
                                      -----------   -----------     -----------
    Net increase                        6,016,963     2,733,658      15,318,658

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                  54,388,281    29,741,568      45,466,584
                                      -----------   -----------     -----------
    End of year                       $60,405,244   $32,475,226     $60,785,242
                                      ===========   ===========     ===========



(Remaining Funds and Total on following page.)

--------------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS
                      YEAR ENDED DECEMBER 31, 1996 (Continued)
--------------------------------------------------------------------------------

                                       Fund 4
                                      Fidelity        Fund 5
                                       Growth           BFI
                                      Company         Common
                                        Fund         Stock (A)       Total
--------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments        $ 4,609,198   $(11,190,841)     $  1,500,373
      Interest income                        --             --         3,592,632
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                     --      2,489,968         2,489,968
      Dividends & gain
        distributions on equity
        investments                   2,159,106             --         6,501,077
                                    -----------   ------------      ------------
                                      6,768,304     (8,700,873)       14,084,050
                                    -----------   ------------      ------------
    Contributions -
      Employer                               --     12,239,687        12,239,687
      Employee                        7,859,779      5,866,885        36,238,952
                                    -----------   ------------      ------------
                                      7,859,779     18,106,572        48,478,639
                                    -----------   ------------      ------------
        Total additions              14,628,083      9,405,699        62,562,689
                                    -----------   ------------      ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                    3,806,517      8,083,896        25,590,156
    Administrative expenses              15,659         11,346           288,609
                                    -----------   ------------      ------------
        Total deductions              3,822,176      8,095,242        25,878,765
                                    -----------   ------------      ------------
TRANSFERS BETWEEN FUNDS               1,290,701       (792,420)               --
                                    -----------   ------------      ------------
    Net increase                     12,096,608        518,037        36,683,924

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                38,322,881    102,548,100       270,467,414
                                    -----------   ------------      ------------
    End of year                     $50,419,489   $103,066,137      $307,151,338
                                    ===========   ============      ============


((A) on following page)

--------------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS
                      YEAR ENDED DECEMBER 31, 1996 (Continued)
--------------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Changes in Net Assets Available for Benefits of Fund 5:

                                                   Non
                                Participant-   Participant-
                                  Directed       Directed        Total
                                ------------   ------------   ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net depreciation in fair
        value of investments    $(3,748,520)   $(7,442,321)   $(11,190,841)
      Dividends on common
        stock of Browning-
        Ferris Industries,
        Inc.                        851,196      1,638,772       2,489,968
                                -----------   ------------    ------------
                                 (2,897,324)    (5,803,549)     (8,700,873)
                                -----------   ------------    ------------
    Contributions                 5,866,885     12,239,687      18,106,572
                                -----------   ------------    ------------
      Total additions             2,969,561      6,436,138       9,405,699
                                -----------   ------------    ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                3,076,413      5,007,483       8,083,896
    Administrative expenses           4,635          6,711          11,346
                                -----------    -----------    ------------
      Total deductions            3,081,048      5,014,194       8,095,242
                                -----------    -----------    ------------

TRANSFERS BETWEEN FUNDS            (452,018)      (340,402)       (792,420)
                                -----------    -----------    ------------
    Net increase(decrease)         (563,505)     1,081,542         518,037

NET ASSETS AVAILABLE FOR
  BENEFITS:

    Beginning of year            35,586,059     66,962,041     102,548,100
                                -----------    -----------    ------------
    End of year                 $35,022,554    $68,043,583    $103,066,137
                                ===========    ===========    ============

--------------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                  Fund 3
                                       Fund 1        Fund 2       Fidelity
                                       Fixed        Fidelity     Growth and
                                       Income       Balanced       Income
                                        Fund          Fund       Portfolio
----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments         $        --   $ 2,545,906  $ 8,932,314
      Interest income                  3,316,942            --           --
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                      --            --           --
      Dividends & gain distributions
        on equity investments                 --     1,181,148    2,125,182
                                     -----------   -----------  -----------
                                       3,316,942     3,727,054   11,057,496
                                     -----------   -----------  -----------
    Contributions -
      Employer                                --            --           --
      Employee                         9,652,974     5,075,921    6,961,129
                                     -----------   -----------  -----------
                                       9,652,974     5,075,921    6,961,129
                                     -----------   -----------  -----------
        Total additions               12,969,916     8,802,975   18,018,625
                                     -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                     5,816,523     2,280,085    2,718,736
    Administrative expenses              173,490        30,645       22,233
                                     -----------   -----------  -----------
        Total deductions               5,990,013     2,310,730    2,740,969
                                     -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS                 (418,955)   (1,639,874)     729,371
                                     -----------   -----------  -----------
    Net increase                       6,560,948     4,852,371   16,007,027

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                 47,827,333    24,889,197   29,459,557
                                     -----------   -----------  -----------
    End of year                      $54,388,281   $29,741,568  $45,466,584
                                     ===========   ===========  ===========



(Remaining Funds and Total on following page.)

--------------------------------------------------------------------------------
                ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                  YEAR ENDED DECEMBER 31, 1995 (Continued)
--------------------------------------------------------------------------------

                                         Fund 4
                                        Fidelity        Fund 5
                                         Growth          BFI
                                        Company         Common
                                          Fund        Stock (A)        Total
-------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments          $ 7,801,868  $  2,274,127    $ 21,554,215
      Interest income                          --            --       3,316,942
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                       --     2,257,672       2,257,672
      Dividends & gain distributions
        on equity investments           1,694,757            --       5,001,087
                                      -----------  ------------    ------------
                                        9,496,625     4,531,799      32,129,916
                                      -----------  ------------    ------------
    Contributions -
      Employer                                 --    10,886,898      10,886,898
      Employee                          6,480,673     5,656,244      33,826,941
                                      -----------  ------------    ------------
                                        6,480,673    16,543,142      44,713,839
                                      -----------  ------------    ------------
        Total additions                15,977,298    21,074,941      76,843,755
                                      -----------  ------------    ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                      2,266,657     7,982,024      21,064,025
    Administrative expenses                 8,049         7,225         241,642
                                      -----------  ------------    ------------
        Total deductions                2,274,706     7,989,249      21,305,667
                                      -----------  ------------    ------------
TRANSFERS BETWEEN FUNDS                 1,874,165      (544,707)             --
                                      -----------  ------------    ------------
    Net increase                       15,576,757    12,540,985      55,538,088

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                  22,746,124    90,007,115     214,929,326
                                      -----------  ------------    ------------
    End of year                       $38,322,881  $102,548,100    $270,467,414
                                      ===========  ============    ============



((A) on following page)

--------------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS TO INVESTMENT PROGRAMS
                      YEAR ENDED DECEMBER 31, 1995 (Continued)
--------------------------------------------------------------------------------

(A) The following table separately identifies participant-directed and non participant-directed Changes in Net Assets Available for Benefits of Fund 5:

                                                    Non
                                  Participant-  Participant-
                                    Directed      Directed       Total
                                  ------------  ------------  -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments      $   907,167   $ 1,366,960   $  2,274,127
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              790,038     1,467,634      2,257,672
                                  -----------   -----------   ------------
                                    1,697,205     2,834,594      4,531,799
                                  -----------   -----------   ------------
    Contributions                   5,656,244    10,886,898     16,543,142
                                  -----------   -----------   ------------
      Total additions               7,353,449    13,721,492     21,074,941
                                  -----------   -----------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants   3,101,571     4,880,453      7,982,024
    Administrative expenses             2,379         4,846          7,225
                                  -----------   -----------   ------------
      Total deductions              3,103,950     4,885,299      7,989,249
                                  -----------   -----------   ------------

TRANSFERS BETWEEN FUNDS              (544,707)           --       (544,707)
                                  -----------   -----------   ------------
    Net increase                    3,704,792     8,836,193     12,540,985

NET ASSETS AVAILABLE FOR
  BENEFITS:

    Beginning of year              31,881,267    58,125,848     90,007,115
                                  -----------   -----------   ------------
    End of year                   $35,586,059   $66,962,041   $102,548,100
                                  ===========   ===========   ============

                                                                      SCHEDULE I

                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 1996

----------------------------------------------------------------------------
                                     Number of      Cost/       Current/
                                     Shares or    Contract      Contract
Identity of Issue/Description          Units       Value         Value
----------------------------------------------------------------------------
Common Stock of Browning-Ferris
  Industries, Inc. *                3,826,724  $ 97,165,675   $100,451,500
                                               ------------   ------------
Equity Investment Funds:
  Fidelity Growth and Income
    Portfolio *                     1,949,856    45,714,373     59,919,075
  Fidelity Balanced Fund *          2,270,275    29,220,788     31,965,474
  Fidelity Growth Company Fund *    1,224,645    39,155,252     49,549,151
                                               ------------   ------------
    Total Equity Investment Funds               114,090,413    141,433,700
                                               ------------   ------------
Guaranteed Investment Contracts (a):
  Protective Life GIC,
    01/31/98, 7.58%                               2,644,129      2,644,129
  CNA Insurance Company GIC,
    01/31/98, 7.59%                               3,513,992      3,513,992
  Pacific Mutual Life Insurance GIC,
    08/29/97, 6.32%                               2,614,788      2,614,788
  Lincoln National Life Insurance GIC,
    04/30/97, 6.55%                               3,906,203      3,906,203
  Peoples Security Life GIC,
    04/30/98, 4.60%                               2,305,567      2,305,567
  Provident Life GIC,
    04/30/98, 4.59%                               2,081,516      2,081,516
  Sun Life of Canada GIC,
    01/31/98, 5.72%                               3,613,294      3,613,294
  John Hancock Mutual GIC,
    03/31/99, 7.68%                               4,331,091      4,331,091
  Combined Insurance GIC,
    07/30/98, 7.76%                               3,820,622      3,820,622
  New York Life GIC,
    07/30/99, 7.13%                               5,607,735      5,607,735
  Principal Mutual GIC,
    01/31/2000, 7.15%                             4,054,554      4,054,554
  Safeco Life Insurance GIC,
    10/30/98, 6.18%                               2,892,882      2,892,882
  Sunamerica Life Insurance GIC,
    07/30/97, 7.00%                               2,798,204      2,798,204
  Transamerican Life & Annuity GIC,
    01/31/2000, 6.08%                             2,666,422      2,666,422
  Ohio National Life Insurance GIC,
    01/31/2000, 6.52%                             2,355,145      2,355,145
  United of Omaha GIC
    04/30/97, 6.00%                               2,805,680      2,805,680
                                               ------------   ------------
    Total Guaranteed Investment Contracts        52,011,824     52,011,824
                                               ------------   ------------

                                                                      SCHEDULE I


                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 1996 (Continued)

----------------------------------------------------------------------------
                                     Number of      Cost/       Current/
                                     Shares or    Contract      Contract
Identity of Issue/Description          Units       Value         Value
----------------------------------------------------------------------------
Other Investment Contracts (a):

  Peoples Security Life Asset
    Backed Security, 07/07/98                     2,674,845      2,674,845
  Peoples Security Life Mortgage
    Backed Security, 11/15/2000                   2,420,315      2,420,315
                                               ------------   ------------
                                                  5,095,160      5,095,160
                                               ------------   ------------
Other Investments:

  Fidelity Short Term
    Investment Fund *                             2,452,695      2,452,695
                                               ------------   ------------
    Total Assets Held for
      Investment Purposes                      $270,815,767   $301,444,879
                                               ============   ============



  *  Party in Interest

 (a) These amounts are recorded at contract value in the accompanying financial statements.

                                                                     SCHEDULE II

                 BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

     The following table presents series of transactions which were greater than 5% of the Plan's assets as of January 1, 1996:


                        Purchase      Selling       Cost of
Description           Price *(a)    Price * (a)      Asset       Net Gain
-----------           -----------   -----------   -----------   -----------
Common Stock of
  Browning-Ferris
  Industries, Inc.    $21,198,027   $10,054,815   $ 9,254,616   $  800,199

Fidelity Growth and
  Income Portfolio     14,488,868     6,169,988     4,913,585    1,256,403

Fidelity Growth
  Company Fund         12,546,962     5,294,096     4,285,812    1,008,284

Fidelity Short Term
  Investment Fund      17,283,958    17,105,692    17,105,692          --





   * Expenses incurred are netted against purchase/selling price, as applicable.

  (a) Amounts represent current value at the date of transaction.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 24, 1997 included in this Annual Report on Form 11-K, into the Browning-Ferris Industries, Inc. previously filed Form S-8 Registration Statement File No. 33-56583.





ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1997

                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BFI EMPLOYEE STOCK OWNERSHIP
                                                   AND SAVINGS PLAN

June 24, 1997                                   /s/ Gerald K. Burger
                                            ----------------------------------
                                                    Gerald K. Burger


                                                /s/ Jeffrey E. Curtiss
                                           -----------------------------------
                                                    Jeffey E. Curtiss


                                                /s/ Ronald E. Long
                                           -----------------------------------
                                                    Ronald E. Long


                                                /s/ J. Gregory Muldoon
                                           -----------------------------------
                                                    J. Gregory Muldoon


                                                /s/ Bruce E. Ranck
                                           -----------------------------------
                                                    Bruce E. Ranck


                                                /s/ Craig W. Wasserman
                                           -----------------------------------
                                                    Craig W. Wasserman



            The Members of the Benefits Administration Committee